Exhibit 99.3



News Release

Southern Star Central Corp.

Date: April 6, 2006

Contact:

Susanne Harris	Gayle Hobbs
Southern Star (investor relations)	Southern Star (media relations)
(270) 852-5000	(270) 852-4503
susanne.w.harris@sscgp.com	gayle.b.hobbs@sscgp.com

Southern Star Announces Receipt of Requisite Tenders for Tender Offers and Consent Solicitations by Southern Star and its Subsidiary

Owensboro, KY - Southern Star Central Corp. ("Southern Star") announced today that, as of 5:00 p.m., New York City time on April 5, 2006 (the "Consent Date"), in connection with its previously announced cash tender offer and consent solicitation for any and all of its outstanding $180,000,000 aggregate principal amount of 8 1/2% Senior Secured Notes due 2010 (the "Senior Secured Notes"), it has received in excess of the number of tenders required to accept for purchase the Senior Secured Notes tendered for purchase, and therefore, the Minimum Tender Condition, as described in the Offer to Purchase and Consent Solicitation Statement dated as of March 23, 2006, has been satisfied. As of the Consent Date, the Depositary had received tenders and consents from holders of $176,915,000 aggregate principal amount of Senior Secured Notes, representing approximately 98.29% of the total outstanding principal amount of Senior Secured Notes.

Southern Star also announced on April 4th that, in connection with the previously announced cash tender offer and consent solicitation by its wholly owned subsidiary Southern Star Central Gas Pipeline, Inc. ("Central") for any and all of its outstanding $175,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2006 (the "Senior Notes" and together with the Senior Secured Notes, collectively, the "Notes"), Central had received the number of consents, and therefore the number of tenders, required to accept for purchase and to pay for the Senior Notes tendered for purchase. Southern Star therefore announced today that, as of the Consent Date, the Minimum Tender Condition, as described in the Offer to Purchase and Consent Solicitation Statement dated as of March 23, 2006, had been satisfied. As of the Consent Date, the Depositary had received tenders and consents from holders of $155,135,000 aggregate principal amount of Senior Notes, representing approximately 88.65% of the total outstanding principal amount of Senior Notes.

The tender offers will expire at 11:59 p.m., New York City time, on April 20, 2006, unless otherwise extended. Holders who validly tender their Notes after the Consent Date will not be eligible to receive the consent payment of $30 per $1,000 principal amount of Notes, but will still be eligible to receive the tender offer consideration described in the applicable Offer to Purchase.

Each of the tender offers are separately conditioned upon the receipt of net proceeds of a new debt financing by Southern Star or Central, as applicable, which proceeds, together with cash on hand, are sufficient to finance the respective tender offers, but each tender offer is not conditioned on the successful completion of the other tender offer or the other debt financing. Each tender offer is also subject to customary closing conditions. If any of the conditions are not satisfied, Southern Star or Central, as applicable, is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered Notes, and may terminate the respective tender offers. Full details of the terms and conditions of each tender offer are included in the respective Offer to Purchase.

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are acting as Dealer Managers and Solicitation Agents for the tender offers and the consent solicitations. The Information Agent and the Tender Agent for the tender offers is D. F. King & Co., Inc. Questions regarding the tender offers and consent solicitations may be directed to Lehman Brothers Inc., telephone number 800-438-3242 (toll free) and 212-528-7581 (call collect) or to Credit Suisse at 212-538-0652 or toll free at 800-820-1653. Requests for copies of either Offer to Purchase and related documents thereto may be directed to D. F. King & Co., Inc., telephone number 800-758-5378 (toll free) and 212-269-5550 (banks and brokerage firms).

This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to purchase new securities. The tender offers and consent solicitations are made solely by means of the applicable Offer to Purchase.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. an interstate natural gas transmission system spanning approximately 6,000 miles in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline facilities are located throughout Kansas, Oklahoma, Nebraska, Missouri, Wyoming, Colorado and Texas. It serves major markets such as the Kansas City metropolitan area, Wichita, Kansas and the Joplin/Springfield, Missouri areas. For news releases, or for more information about Southern Star, visit the company website at www.southernstarcentralcorp.com.

CONTACT:
Susanne Harris (270) 852-5000
Gayle Hobbs (270) 852-4503

Safe Harbor Statement
The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Southern Star's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Southern Star's control; operational risks and limitations of Southern Star's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Southern Star is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Southern Star's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Southern Star assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.